UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CAPRICOR THERAPEUTICS, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

14070B 101

 (CUSIP Number)

September 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 14070B 101

1	Names of Reporting Persons Cedars-Sinai Medical Center
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 3,113,131(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,113,131(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,113,131(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 14.6%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Comprised of 2,904,798 shares of the Issuer’s common stock and 208,333 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to the Reporting Person on March 16, 2016 (the “Warrant”).

(2) Percentage based on 17,954,398 shares of the Issuer’s common stock outstanding as of September 15, 2016, as set forth in the Issuer’s prospectus supplement dated September 16, 2016 and filed with the Securities and Exchange Commission on September 16, 2016, plus 3,403,125 shares of the Issuer’s common stock sold in offerings by the Issuer, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2016, plus 208,333 shares of the Issuer’s common stock issuable upon exercise of the Warrant.

Page 3 of 6 Pages

Item 1.

(a)       Name of Issuer

Capricor Therapeutics, Inc.

(b)       Address of Issuer’s Principal Executive Offices

8840 Wilshire Blvd.

2nd Floor

Beverly Hills, CA 90211

Item 2.

(a)       Name of Person Filing

Cedars-Sinai Medical Center (the “Reporting Person”)

(b)       Address of Principal Business office or, if None, Residence

8700 Beverly Blvd.

Los Angeles, CA 90048

(c)       Citizenship

The Reporting Person is a corporation organized under the laws of the State of California.

(d)        Title of Class of Securities

Common Stock

(e)       CUSIP Number

14070B 101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,113,131(1)

(b)	Percent of class: 14.6%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,113,131(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,113,131(1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Comprised of 2,904,798 shares of the Issuer’s common stock and 208,333 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to the Reporting Person on March 16, 2016 (the “Warrant”).

(2) Percentage based on 17,954,398 shares of the Issuer’s common stock outstanding as of September 15, 2016, as set forth in the Issuer’s prospectus supplement dated September 16, 2016 and filed with the Securities and Exchange Commission on September 16, 2016, plus 3,403,125 shares of the Issuer’s common stock sold in offerings by the Issuer, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2016, plus 208,333 shares of the Issuer’s common stock issuable upon exercise of the Warrant.

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2016

Cedars-Sinai Medical Center

By:	/s/ James D. Laur
Name: James D. Laur
Title: Vice President for Legal & Technology Affairs